APERTURE AC

835 Wilshire Blvd. 5th Floor

Los Angeles, CA 90017

May 12, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Re:	Aperture AC
Registration Statement on Form S-1
Filed November 17, 2025, as amended
File No. 333-291583

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Aperture AC hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. ET on May 14, 2026, or as soon as thereafter practicable.

Very truly yours,

/s/ Calvin Kung
Calvin Kung
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP